Press Release
For Immediate Release
For Details Contact:                             40W267 Keslinger Road
Edward J. Richardson        Kathleen S. Dvorak            PO BOX 393
Chairman and CEO        EVP & CFO                LaFox, IL 60147-0393 USA
Phone: (630) 208-2340        (630) 208-2208                (630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS FIRST QUARTER FISCAL 2015 RESULTS AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, October 8, 2014: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported sales and earnings for its first quarter ended August 30, 2014. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.
Net sales for the first quarter of fiscal 2015 were $34.7 million, a 1.3% increase compared to net sales of $34.3 million in the prior year. The sales increase primarily reflects growth in the EDG business of 7.7% offset by a decline in the Canvys division. Gross margin increased slightly to $10.7 million, or 30.7% of net sales during the first quarter of fiscal 2015, compared to $10.2 million, or 29.8% of net sales during fiscal 2014. Operating expenses increased to $11.2 million during the first quarter of fiscal 2015, compared to $10.1 million during the fiscal 2014. The $1.1 million increase in expense is due to investments in new business units and new products to provide future growth along with incremental expenses associated with our new ERP system implementation. As a result, operating loss for the first quarter of fiscal 2015 was $0.5 million, compared to operating income for the first quarter of fiscal 2014 of $0.1 million.
Loss from continuing operations for the first quarter of fiscal 2015 was $0.1 million, compared to income from continuing operations of $2.0 million, or $0.14 per diluted common share during the first quarter of last year.
“We are pleased that EDG is beginning to see growth across multiple product lines and markets. Our solid vendor partnerships, coupled with the investments we are making in engineering, product development, and manufacturing capabilities, should enable us to continue increasing revenues in high growth niche markets.
We have now formalized Richardson Healthcare as a strategic business unit to focus on providing the highest quality replacement parts for diagnostic imaging equipment. Through our investments and focus on power management and healthcare, we believe our operating results will improve over the next several years as we leverage our global infrastructure and existing customer relationships,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.
“We anticipate our second quarter sales should be in the range of $34 to $36 million. We remain focused on building our business to achieve sustainable growth over the long term,” said Mr. Richardson.

FINANCIAL SUMMARY ─ THREE MONTHS ENDED AUGUST 30, 2014

•	Net sales for the first quarter of fiscal 2015 were $34.7 million, an increase of 1.3%, compared to net sales of $34.3 million during the first quarter of fiscal 2014.

•	Gross margin increased to 30.7% during the first quarter of fiscal 2015, compared to 29.8% during the first quarter of fiscal 2014.

•
Selling, general, and administrative expenses increased to $11.2 million, or 32.2% of net sales, for the first quarter of fiscal 2015, compared to $10.1 million, or 29.4% of net sales, for the first quarter of fiscal 2014.

•	Operating loss during the first quarter of fiscal 2015 was $0.5 million, compared to an operating income of $0.1 million, or 0.4% of net sales during the first quarter of fiscal 2014.

•
Loss from continuing operations during the first quarter of fiscal 2015 was $0.1 million, versus income from continuing operations of $2.0 million, or $0.14 per diluted common share, during the first quarter of fiscal 2014.

•	Net loss during the first quarter of fiscal 2015 was $0.1 million, compared to net income of $2.0 million, or $0.14 per diluted common share, during the first quarter of fiscal 2014.

CASH DIVIDEND
The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on November 21, 2014, to common stockholders of record on November 7, 2014.
“Cash and investments at the end of our first quarter of fiscal 2015 were $133.2 million. As of today, the Company currently has 11.8 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock. With our strong balance sheet, we are committed to returning value to our shareholders,” said Mr. Richardson.

CONFERENCE CALL INFORMATION
On Thursday, October 9, 2014, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company's first quarter results for fiscal 2015. A question and answer session will be included as part of the call's agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 35240832 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on October 9, 2014, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 87050145.

FORWARD-LOOKING STATEMENTS
This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company's business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company's Annual Report on Form 10-K filed on July 25, 2014. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.
Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the alternative energy, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company's strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.
Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	Unaudited	Audited
	August 30, 2014	May 31, 2014
Assets
Current assets:
Cash and cash equivalents	$98,084	$102,752
Accounts receivable, less allowance of $564 and $581	18,494	18,354
Inventories	35,620	33,869
Prepaid expenses and other assets	936	1,089
Deferred income taxes	1,803	1,537
Income tax receivable	580	2,888
Investments—current	26,362	31,732
Discontinued operations—assets	—	18
Total current assets	181,879	192,239
Non-current assets:
Property, plant and equipment, net	7,723	7,223
Other intangibles	820	843
Non-current deferred income taxes	1,686	1,724
Investments—non-current	8,797	1,516
Total non-current assets	19,026	11,306
Total assets	$200,905	$203,545
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$12,336	$12,337
Accrued liabilities	8,490	9,220
Discontinued operations—liabilities	—	7
Total current liabilities	20,826	21,564
Non-current liabilities:
Long-term income tax liabilities	5,876	5,691
Other non-current liabilities	1,296	1,315
Discontinued operations—non-current liabilities	126	130
Total non-current liabilities	7,298	7,136
Total liabilities	28,124	28,700
Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 11,906 shares at August 30, 2014, and 11,835 shares at May 31, 2014	595	592
Class B common stock, convertible, $0.05 par value; issued 2,141 shares at August 30, 2014 and 2,191 shares at May 31, 2014	107	110
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	66,419	66,141
Common stock in treasury, at cost, 50 shares at August 30, 2014, and 1 share at May 31, 2014	(501)	(14)
Retained earnings	97,048	97,959
Accumulated other comprehensive income	9,113	10,057
Total stockholders’ equity	172,781	174,845
Total liabilities and stockholders’ equity	$200,905	$203,545

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Comprehensive Income (Loss)
(in thousands, except per share amounts)

	Three Months Ended
	August 30, 2014	August 31, 2013
Statements of Comprehensive Income (Loss)
Net Sales	$34,699	$34,257
Cost of Sales	24,041	24,065
Gross profit	10,658	10,192
Selling, general, and administrative expenses	11,182	10,069
Gain on disposal of assets	9	—
Operating income (loss)	(533)	123
Other (income) expense:
Investment/interest income	(256)	(265)
Foreign exchange (gain) loss	(57)	106
Proceeds from legal settlement	—	(2,115)
Other, net	(2)	(30)
Total other income	(315)	(2,304)
Income (loss) from continuing operations before income taxes	(218)	2,427
Income tax provision (benefit)	(135)	448
Income (loss) from continuing operations	(83)	1,979
Loss from discontinued operations, net of tax	—	(11)
Net income (loss)	(83)	1,968
Foreign currency translation gain (loss), net of tax	(968)	425
Fair value adjustments on investments	25	1
Comprehensive income (loss)	$(1,026)	$2,394
Net income (loss) per Common share - Basic:
Income (loss) from continuing operations	$(0.01)	$0.14
Income (loss) from discontinued operations	—	—
Total net income (loss) per Common share - Basic:	$(0.01)	$0.14
Net income (loss) per Class B common share - Basic:
Income (loss) from continuing operations	$(0.01)	$0.13
Income (loss) from discontinued operations	—	—
Total net income (loss) per Class B common share - Basic:	$(0.01)	$0.13
Net income (loss) per Common share - Diluted:
Income (loss) from continuing operations	$(0.01)	$0.14
Income (loss) from discontinued operations	—	—
Total net income (loss) per Common share - Diluted:	$(0.01)	$0.14
Net income (loss) per Class B common share - Diluted:
Income (loss) from continuing operations	$(0.01)	$0.13
Income (loss) from discontinued operations	—	—
Total net income (loss) per Class B common share - Diluted:	$(0.01)	$0.13
Weighted average number of shares:
Common shares - Basic	11,822	12,127
Class B common shares - Basic	2,182	2,428
Common shares - Diluted	11,822	14,688
Class B common shares - Diluted	2,182	2,428
Dividends per common share	$0.060	$0.060
Dividends per Class B common share	$0.054	$0.054

Richardson Electronics, Ltd.
Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended
	August 30, 2014	August 31, 2013
Operating activities:
Net income (loss)	$(83)	$1,968
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	366	248
Gain on sale of investments	(3)	(7)
Share-based compensation expense	120	114
Deferred income taxes	(79)	(59)
Change in assets and liabilities, net of effect of acquired businesses:
Accounts receivable	(372)	(1,218)
Income tax receivable	2,308	2,751
Inventories	(2,110)	(450)
Prepaid expenses and other assets	135	156
Accounts payable	101	(2,547)
Accrued liabilities	(662)	(1,890)
Long-term income tax liabilities	—	(242)
Other	(49)	(9)
Net cash used in operating activities	(328)	(1,185)
Investing activities:
Cash consideration paid for acquired businesses	—	(973)
Capital expenditures	(834)	(441)
Proceeds from maturity of investments	30,482	40,488
Purchases of investments	(32,362)	(40,094)
Proceeds from sales of available-for-sale securities	37	56
Purchases of available-for-sale securities	(37)	(56)
Other	(28)	69
Net cash used in investing activities	(2,742)	(951)
Financing activities:
Repurchase of common stock	(488)	(6,700)
Proceeds from issuance of common stock	158	71
Cash dividends paid	(828)	(857)
Other	1	1
Net cash used in financing activities	(1,157)	(7,485)
Effect of exchange rate changes on cash and cash equivalents	(441)	149
Decrease in cash and cash equivalents	(4,668)	(9,472)
Cash and cash equivalents at beginning of period	102,752	102,002
Cash and cash equivalents at end of period	$98,084	$92,530

Richardson Electronics, Ltd.
Net Sales and Gross Profit
For the First Quarter of Fiscal 2015 and Fiscal 2014
(in thousands)

By Strategic Business Unit:

Net Sales	Q1		Q1
	FY 2015		FY 2014	% Change
EDG	$27,438		$25,479	7.7%
Canvys	5,968		7,446	(19.8%)
Healthcare	1,293		$1,332	(2.9%)
Total	$34,699		$34,257	1.3%

Gross Profit	Q1		Q1
	FY 2015	% of Net Sales	FY 2014	% of Net Sales
EDG	$8,686	31.7%	$7,859	30.8%
Canvys	1,656	27.7%	1,903	25.6%
Healthcare	316	24.4%	430	32.3%
Total	$10,658	30.7%	$10,192	29.8%